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                               September 16, 2022

       Trent McKendrick
       Chief Executive Officer
       Lever Global Corp
       Level 11, 9255 W Sunset Blvd
       West Hollywood, CA 90069

                                                        Re: Lever Global Corp
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed September 6,
2022
                                                            File No. 333-266157

       Dear Mr. McKendrick:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 2, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Cover Page

   1. We note your response to prior comment 2 but you continue to state on the cover page that the selling
shareholders may offer the shares from time to time through public or private transactions at fixed
prices, prevailing market prices, varying prices determined at the time of sale, or
privately negotiated prices. Please revise so that it consistent with your response that the
selling shareholders will offer and sell their shares at a fixed price until your shares are listed
on a national securities exchange or quoted on the OTC Bulletin
                                                        Board, OTCQX, or OTCQB,
or any other stock exchange, at which time they may be sold
                                                        at prevailing market
prices or in privately negotiated transactions.
 Trent McKendrick
FirstName LastNameTrent   McKendrick
Lever Global Corp
Comapany 16,
September NameLever
              2022    Global Corp
September
Page 2    16, 2022 Page 2
FirstName LastName
Security Ownership of Certain Beneficial Owners and Management, page 39

2. Please disclose the voting power of each of the officers and directors and principal shareholders.
       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      William Barnett